SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AG Mortgage Investment Trust, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
8.25% Series A Cumulative Redeemable Preferred Stock	001228204
8.00% Series B Cumulative Redeemable Preferred Stock	001228303
8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	001228402

Raul E. Moreno, Esq.
General Counsel and Secretary
AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Ellen J. Odoner, Esq. Corey Chivers, Esq. Adé K. Heyliger, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Robert K. Smith, Esq. James V. Davidson, Esq. Hunton Andrews Kurth LLP 2200 Pennsylvania Avenue NW Washington, DC 20037 (202) 955-1500	Philip Richter, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 (212) 859-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$20,100,495.80	$2,609.04

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which AG Mortgage Investment Trust, Inc. (the “Company”) is offering to holders of up to an aggregate of 1,363,670 outstanding shares of the Company’s Preferred Stock (as defined herein) to exchange 5 shares of the Company’s newly issued common stock, par value $0.01 (the “Common Stock”) for each validly tendered and accepted share of Preferred Stock. The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows: the transaction valuation was determined by using the average of the high and low prices of the Preferred Stock as reported on the New York Stock Exchange on August 7, 2020, which was $14.74.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $129.80 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Exchange Offer”) by AG Mortgage Investment Trust, Inc., a Maryland corporation (the “Company”), to exchange up to 6,818,350 newly issued shares of the Company’s common stock for validly tendered and accepted shares of 8.25% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series A Preferred”), 8.00% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred”), and 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred” and, together with the Series A Preferred and the Series B Preferred, the “Preferred Stock”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated August 14, 2020 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Exchange is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated by reference herein.

Item 2. Subject Company Information.

(a) Name and Address. The name of the Company and the address and telephone number of its principal executive offices are as follows:

AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-2000

(b) Securities. The information set forth on the front cover page of the Offer to Exchange and under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

(c) Trading Market and Price. The information with respect to the Preferred Stock set forth in the Offer to Exchange under the heading “Market Price and Dividend Information” is incorporated by reference herein.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The business address and telephone number of the Company are as set forth under Item 2(a) above and are incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
David N. Roberts	Chairman of the Board, Chief Executive Officer and President
T.J. Durkin	Chief Investment Officer and Director
Brian Sigman	Chief Financial Officer and Treasurer
Raul E. Moreno	General Counsel and Secretary
Andrew Parks	Chief Risk Officer
Joseph LaManna	Lead Independent Director
Debra Hess	Independent Director
Peter Linneman	Independent Director

The business address and telephone number of each of the above directors and executive officers is c/o AG Mortgage Investment Trust, Inc., 245 Park Avenue, 26th Floor, New York, New York 10167, telephone number (212) 692-2000.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “Questions and Answers About the Exchange Offer,” “The Exchange Offer,” “Certain U.S. Federal Income Tax Considerations” and “Comparison of Rights Between the Preferred Stock and the Common Stock” is incorporated by reference herein.

(b) Purchases. To the Company’s knowledge, no Preferred Stock is owned by any officer, director or affiliate of the Company, and therefore no such persons will participate in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “The Exchange Offer” and “Comparison of Rights Between the Preferred Stock and the Common Stock” is incorporated by reference herein.

•

Articles of Amendment and Restatement of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of Amendment No. 2 to our Registration Statement on Form S-11, filed with the Securities and Exchange Commission on April 18, 2011.

•

Articles of Amendment to Articles of Amendment and Restatement of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of Form 8-K, filed with the Securities and Exchange Commission on May 5, 2017.

•

The Company has entered into the following agreements with respect to the Series A Preferred (which are incorporated as exhibits to this Schedule TO): Articles Supplementary of 8.25% Series A Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.1 of Form 8-K, filed with the Securities and Exchange Commission on August 2, 2012, and incorporated herein by reference and Specimen 8.25% Series A Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 4.1 of Form 8-K, filed with the Securities and Exchange Commission on August 2, 2012, and incorporated herein by reference.

•

The Company has entered into the following agreements with respect to the Series B Preferred (which are incorporated as exhibits to this Schedule TO): Articles Supplementary of 8.00% Series B Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.1 of Form 8-K, filed with the Securities and Exchange Commission on September 24, 2012, and incorporated herein by reference and Specimen 8.00% Series B Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 4.1 of Form 8-K, filed with the Securities and Exchange Commission on September 24, 2012, and incorporated herein by reference.

•

The Company has entered into the following agreements with respect to the Series C Preferred (which are incorporated as exhibits to this Schedule TO): Articles Supplementary of 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.5 of Form 8-A12B, filed with the Securities and Exchange Commission on September 16, 2019, and incorporated herein by reference and Specimen 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 3.9 of Form 8-A12B, filed with the Securities and Exchange Commission on September 16, 2019, and incorporated herein by reference.

•	Equity Incentive Plan, dated July 6, 2011, incorporated by reference to Exhibit 10.4 of Pre-Effective Amendment No. 2.

•	Form of Equity Incentive Plan Restricted Stock Award Agreement, dated July 6, 2011, incorporated by reference to Exhibit 10.6 of Pre-Effective Amendment No. 2.

•	Form of Restricted Stock Unit Award Agreement, dated July 1, 2014, incorporated by reference to Exhibit 10.14 on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2014.

•	Form of Restricted Stock Unit Award Agreement, dated July 1, 2017, incorporated by reference to Exhibit 10.14 on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

•	2020 Equity Incentive Plan, dated April 15, 2020, incorporated by reference to Exhibit 10.1 on Form 8-K, filed with the Securities and Exchange Commission on June 23, 2020.

•

Form of Award Agreement under the AG Mortgage Investment Trust, Inc. 2020 Equity Incentive Plan, dated as of April 15, 2020, incorporated by reference to Exhibit 10.60 on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2020.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under the heading “Questions and Answers about the Exchange Offer—What is the Purpose of the Exchange Offer?” is incorporated by reference herein.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Tender of Preferred Stock; Acceptance of Preferred Stock” is incorporated by reference herein.

(c) Plans. The information set forth in the Offer to Exchange under the heading “Questions and Answers about the Exchange Offer—Will the Company acquire any Preferred Stock in any manner other than the Exchange Offer?” is incorporated by reference herein. The Company has no plans, proposals or negotiations that relate to or would result in any matters described in Item 1006(c) of Regulation MA, other than the acquisition of Preferred Stock pursuant to the Exchange Offer.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Not applicable.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. Neither the Company nor, to the Company’s knowledge, any of the persons named above in Item 3(a) beneficially owns any Preferred Stock.

(b) Securities Transactions. There have been no purchase or sale transactions in the Preferred Stock by the Company or, to the Company’s knowledge, any of the persons named above in Item 3(a) in the 60 days preceding the date of this Offer to Exchange.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Terms of the Exchange Offer” is incorporated by reference herein.

Item 10. Financial Statements.

(a) Financial Information. The financial statements set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 in the section entitled “Financial Statements and Supplementary Data” and in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 in the section entitled “Financial Statements” are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information. The information set forth in the Offer to Exchange in the section entitled “Summary Historical and Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth under the heading “Certain Relationships and Related Transactions” in the Company’s definitive proxy statement for the 2020 Annual Meeting of Stockholders, filed with the SEC on April 29, 2020, is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under the heading “The Exchange Offer” is incorporated by reference herein.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 14, 2020.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release dated August 14, 2020, incorporated by reference to Exhibit 99.1 of Form 8-K, filed with the Securities and Exchange Commission on August 14, 2020.
(b)	Not applicable.
(d)(1)(A)

Articles of Amendment and Restatement of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of Amendment No. 2 to our Registration Statement on Form S-11, filed with the Securities and Exchange Commission on April 18, 2011.

(d)(1)(B)

Articles of Amendment to Articles of Amendment and Restatement of AG Mortgage Investment Trust, Inc., incorporated by reference to Exhibit 3.1 of Form 8-K, filed with the Securities and Exchange Commission on May 5, 2017.

Exhibit No.	Description
(d)(1)(C)

Articles Supplementary of 8.25% Series A Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.1 of Form 8-K, filed with the Securities and Exchange Commission on August 2, 2012.

(d)(1)(D)	Specimen 8.25% Series A Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 4.1 of Form 8-K, filed with the Securities and Exchange Commission on August 2, 2012.
(d)(1)(E)

Articles Supplementary of 8.00% Series B Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.1 of Form 8-K, filed with the Securities and Exchange Commission on September 24, 2012.

(d)(1)(F)

Specimen 8.00% Series B Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 4.1 of Form 8-K, filed with the Securities and Exchange Commission on September 24, 2012.

(d)(1)(G)

Articles Supplementary of 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 3.5 of Form 8-A12B, filed with the Securities and Exchange Commission on September 16, 2019.

(d)(1)(H)

Specimen 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate, incorporated by reference to Exhibit 3.9 of Form 8-A12B, filed with the Securities and Exchange Commission on September 16, 2019.

(d)(1)(I)	Equity Incentive Plan, dated July 6, 2011, incorporated by reference to Exhibit 10.4 of Pre-Effective Amendment No. 2.
(d)(1)(J)	Form of Equity Incentive Plan Restricted Stock Award Agreement, dated July 6, 2011, incorporated by reference to Exhibit 10.6 of Pre-Effective Amendment No. 2.
(d)(1)(K)	Form of Restricted Stock Unit Award Agreement, dated July 1, 2014, incorporated by reference to Exhibit 10.14 on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2014.
(d)(1)(L)	Form of Restricted Stock Unit Award Agreement, dated July 1, 2017, incorporated by reference to Exhibit 10.14 on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.
(d)(1)(M)	2020 Equity Incentive Plan, dated April 15, 2020, incorporated by reference to Exhibit 10.1 on Form 8-K, filed with the Securities and Exchange Commission on June 23, 2020.
(d)(1)(N)	Form of Award Agreement, dated April 15, 2020, incorporated by reference to Exhibit 10.60 on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2020.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AG MORTGAGE INVESTMENT TRUST, INC.
Date: August 14, 2020	By:	/s/ Raul E. Moreno

Name: Raul E. Moreno
Title: General Counsel and Secretary